
Mail Stop 3720

January 25, 2010

Mr. Joseph Y. Liu
Chief Executive Officer
Oplink Communications, Inc.
46335 Landing Parkway
Fremont, CA 94538

      **RE:**    **Oplink Communications, Inc.**
                **Form 10-K for the Fiscal Year Ended June 28, 2009**
                **Filed September 11, 2009**
                **File No. 000-31581**

Dear Mr. Liu:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director